

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 14, 2009

Mr. Nicolas Burr
Chief Financial Officer
Madeco S.A.
San Francisco 4760
Santiago, Chile

> **RE:** **Form 20-F for the fiscal year ended December 31, 2008**
> **File No. 1-11870**

Dear Mr. Burr:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008</u>

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. We note that you do not reference your Chief Financial Officer in your discussion of the evaluation of your disclosure controls and procedures and the conclusion that they are effective as of December 31, 2008. Please note that Item 15(a) of Form 20-F requires you to disclose the conclusions of both your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures. Please amend your Form 20-F to include the principal

financial officer's (or person performing similar functions) evaluation of and conclusion regarding disclosure controls and procedures.

Management's Report on Internal Control Over Financial Reporting

2. In the third full paragraph of this section, we note that you qualify management's conclusion that your internal control over financial is effective by referencing certain language from the definition of disclosure controls and procedures, contained in Exchange Act Rules 13a-15(e) and 15d-15(e). This reference to the definition of disclosure controls and procedures is inappropriate. Therefore, please amend your Form 20-F to remove this language.

Exhibits 13.1 and 13.2 – Section 906 Certifications

3. We note that these certifications identify the report as the Company's Form 20-F for the period ended December 31, 2007. Since these certifications incorrectly identified the report with which they were filed, you must refile your full Form 20-F as an amendment with the corrected certifications attached. Please note that the revised certifications must refer to the Form 20-F/A and be currently dated.

Item 18. Financial Statements

Note 35 – Differences between Chilean and United States Generally Accepted Accounting Principles

General

4. We note your disclosure in Item 11 that you held commodity inventories as of December 31, 2008 with a carrying value of Ch$ 10,579 million and a fair value of Ch$ 5,667 million. It is not clear if you have included a reconciling item within Note 35 in order to report commodity inventories at the lower of cost or market in accordance with paragraphs 8 through 14 of Chapter 4 of ARB 43 for US GAAP purposes. If you did not, please provide us with your analysis supporting your belief that a reconciling item is not required.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief